

恒 生 銀 行 開拓. 超越. Exceed. Excel.

HANG SENG BANK

03 MAY 27 7:21

Our Ref: HOS CSE 030401
Your Ref: File No. 82-1747

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, DC 20549
U S A


03022136

22 May 2003

Attention: Ms Janette M Aalbregtse

SUPPL

Dear Sirs

APPOINTMENT OF A NEW DIRECTOR

We write to advise that our Board of Directors has appointed Mr Simon Jeremy Glass as a Director of the Bank with effect from 22 May 2003.

For your information, we enclose, a copy of a press release in respect of the above appointment issued today.

Yours faithfully

K W Ma
Assistant General Manager
and Company Secretary

Encl

dlw 6/3

恒生銀行有限公司 Hang Seng Bank Limited
香港中環德輔道中83號 83 Des Voeux Road Central Hong Kong
電話 Tel (852) 2198 1111 圖文傳真 Fax (852) 2868 4047
電傳 Telex 73311 HASEB HX 網址 Website www.hangseng.com



恒生銀行
HANG SENG BANK

Press Release

22 May 2003

新聞稿

APPOINTMENT OF HANG SENG BANK DIRECTOR

Hang Seng Bank announced today that Mr Simon Glass has been appointed a Director of the Bank with effect from 22 May 2003.

Mr Glass is Chief Financial Officer of The Hongkong and Shanghai Banking Corporation Limited.

A brief biography of Mr Glass is attached.

Founded in 1933, Hang Seng Bank is a principal member of the HSBC Group and the second largest listed bank in Hong Kong in terms of market capitalization. It operates 157 branches and automated banking centres in Hong Kong; and a network of six branches and representative offices (branches in Guangzhou, Shanghai, Shenzhen and Fuzhou and representative offices in Beijing and Xiamen) in mainland China. The Bank also has a representative office in Taipei. With consolidated assets of HK$474.6 billion at the end of 2002, the Bank reported a profit attributable to shareholders of HK$9.96 billion for 2002. For further information on Hang Seng, please visit the Bank's website at www.hangseng.com.

END

Press enquiries:
Cecilia Ko **2198-4227**


優質服務七十年
70 YEARS OF EXCELLENCE

Simon J Glass
Chief Financial Officer
The Hongkong and Shanghai Banking Corporation Limited

Simon J Glass, previously Chief Financial Officer of the HSBC Group's Corporate, Investment Banking and Markets division, was appointed Chief Financial Officer of The Hongkong and Shanghai Banking Corporation Limited effective 9 April 2003.

After training with Peat, Marwick, Mitchell and Company and qualifying as a Chartered Accountant in London, Mr Glass joined The Hongkong and Shanghai Banking Corporation Limited's Financial Services Audit division in London in 1987.

Mr Glass transferred to the internal audit department of The Hongkong and Shanghai Banking Corporation Limited in Hong Kong in 1991 and returned to the United Kingdom in 1993 following the acquisition of Midland Bank.

Between 1993 and 1995, Mr Glass was Manager Financial Services Audit at HSBC Holdings plc, with specific responsibility for the audits of Treasury and Capital Markets activities within the HSBC Group.

Mr Glass was appointed Head of Risk Management North America, HSBC Markets USA, between 1995 and 1997. He returned to the United Kingdom later in 1997 to take up the position of Head of Finance, Treasury and Capital Markets for HSBC Bank plc.

In 2000, Mr Glass took up the post of Head of Market Risk Investment Banking and Markets at HSBC Holdings plc and later that year was appointed Chief Financial Officer, Investment Banking and Markets.

Mr Glass holds a Bachelor of Science degree from the University of Southampton and is a Member of the Institute of Chartered Accountants of England and Wales.

He is married with two children.

May 2003